SIMPSON THACHER & BARTLETT LLP

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(212) 455-2000

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DIRECT DIAL NUMBER (212) 455-2812	E-MAIL ADDRESS RFENYES@STBLAW.COM

September 11, 2015

VIA EDGAR

Re:	First Data Corporation

Amendment No. 1 to the Registration Statement on Form S-1

Filed August 25, 2015

File No. 333-205750

Matthew Crispino

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of First Data Corporation (the “Company”), we hereby submit to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form S-1 filed on July 20, 2015 and amended on August 25, 2015 (as amended, the “Registration Statement”). The Company has revised Amendment No. 2 in response to the Staff’s comments in its letter dated September 8, 2015 relating to the Registration Statement (the “Comment Letter”) and to otherwise update its disclosure, including changes to the inside cover art in response to oral comments from the Staff.

In addition, we are providing the following responses to the Staff’s Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 2. Unless otherwise defined below, terms defined in Amendment No. 2 and used below shall have the meanings given to them in Amendment No. 2. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	September 11, 2015

Prospectus Summary

Expand Our Clover Operating System, page 7

1.	We note your response to prior comment 4 where you state that Clover has not had a material impact on the Company’s operations to date. Please revise your disclosure here and in MD&A to state this fact.

The Company has revised its disclosure on pages 7, 56 and 111 to clarify that Clover has not had a material impact on the Company’s operations to date.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

2.	We note your response to prior comment 10. Please revise your disclosure on page 55 to identify the specific consumer trends and, to the extent such information is available, consider disclosing the specific time periods in which the trends impacted your business.

The Company has revised its disclosure on page 55 to clarify that the Company’s business is dependent on overall macroeconomic consumer trends and global economic conditions that affect the volume of consumer spending and the use of electronic payments, rather than being dependent on specific trends within consumer spending. As the trends affecting the Company relate to macroeconomic factors that are commonly known, the Company does not believe disclosure of specific periods of low consumer spending volume is useful to investors.

Executive Overview, page 53

3.	We note your response to prior comment 12, where you state that you do not use a metric to track the rate at which you retain revenues. Please disclose the basis for your belief that your business is characterized by high levels of recurring revenue.

The Company determined that its business is characterized by a high level of recurring revenue based on the fact that a majority of its revenue is derived from clients with multi-year contracts. The Company has revised its disclosure on pages 1, 53 and 95 to enhance the discussion about recurring revenue.

Underwriting

Directed Share Program, page 234

4.	We note your amended disclosure where you state that shares under the directed share program will be offered to, among other persons, “certain employees.” Please revise your disclosure to identify with more specificity the category of persons eligible to participate in the program. Also, revise to disclose whether the shares will be subject to lock-up agreements.

Securities and Exchange Commission	September 11, 2015

The Company has revised its disclosure on pages 11 and 234 (i) to clarify that all of the Company’s employees will be eligible to participate in the program, subject to foreign securities law limitations and (ii) to state that shares sold to participants in the directed share program will be subject to certain lock-up agreements.

Audited Consolidated Financial Statements

Management’s Report on Internal Control over Financial Reporting, page F-4

5.	We note from your disclosures on page F-32 and your response to prior comment 26 that you revised the previously issued financial statements to correct the effects of immaterial errors related to your debt refinancing. As such, please address the following with regard to your ICFR and DCP:

•	Tell us how you discovered the errors and the processes and/or controls that were involved in identifying the errors.

The debt refinancings related to the errors occurred in 2012, 2013 and 2014, with the most recent refinancing occurring in July 2014. After these transactions took place, and as part of an injection of new leadership across the Company, the Accounting Policy Group underwent significant changes in personnel and also moved from Denver to Atlanta.

In August 2015, the Company’s Accounting Policy Group was actively analyzing whether the debt refinancings that took place in July and August 2015 (the 2015 Transactions) should be treated as extinguishments (notwithstanding that prior notes refinancings by the Company had been treated as modifications). While this analysis was ongoing, the Company received the Staff’s comment letter dated August 14, 2015, including Comment 26 related to the accounting treatment of debt refinancings in 2014. Following the receipt of the Staff’s letter, the Company completed its analysis and concluded that the 2015 Transactions should be treated as extinguishments, not modifications. The Company then reviewed its accounting in prior periods and determined that certain debt refinancing transactions during 2012, 2013 and 2014—specifically refinancing transactions where widely held notes were issued to extinguish existing widely held notes—should not have been accounted for as debt modifications, but rather as extinguishments. The Accounting Policy Group reviewed the historical transactions and documentation and determined GAAP had been misapplied as it relates to the identification of the creditor for purposes of performing the 10% cash flow test, incorrectly viewing the “public” as one creditor rather than evaluating the transaction on a holder-by-holder basis.

Securities and Exchange Commission	September 11, 2015

The process that was involved in identifying these errors was the Accounting Policy Group’s review that it performs with respect to all significant debt transactions to ensure proper accounting treatment. The Company considers debt as a significant account for financial reporting purposes. As part of every debt transaction (whether it be new debt, a modification, extinguishment or retirement), the Company has designed and implemented controls to identify and prevent sources of potential misstatements that could cause the financial statements to be materially misstated. Significant transactions (those with a potential income statement impact of $25 million or greater) of this nature are also reviewed by the Chief Accounting Officer.

•	To the extent that you determined there were control deficiencies that lead to the errors, describe in reasonable detail the control(s) that failed and how you evaluated the severity of each identified. Refer to the guidance for evaluation of control deficiencies beginning on p. 34 of SEC Release No. 33-8810 “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934.” Include in your analysis a description of the maximum potential amount or total of transactions exposed to the deficiency and explain how you made that determination.

The accounting errors were the result of both the preparer and reviewer misinterpreting the application of ASC 470. The control deficiency that led to the errors in prior periods was a lack of personnel with adequate knowledge and training about ASC 470, which led to the misinterpretation of GAAP. This deficiency was remediated during 2014 through the hiring of additional accounting personnel, including certified public accountants with extensive technical accounting experience within the Accounting Policy Group.

The Company evaluated the severity of the control deficiency using both quantitative and qualitative factors in accordance with SEC Release No. 33-8810 in order to determine whether the control deficiency was a material weakness. The Company conducted this evaluation by considering whether there is a reasonable possibility that the Company’s internal controls over financial reporting would fail to prevent or detect an accounting error that would result in a material misstatement of the Company’s financial statements.

The Company considered if its financial statements could be materially misstated in any given year as a result of this control deficiency as well as other control deficiencies taken individually or in the aggregate. The control deficiency solely impacted concurrent debt transactions which may be treated either as modifications or as extinguishments, in part or entirely. The Company has refinanced most of its debt during the impacted periods and generally refinanced any debt that was callable at financially

Securities and Exchange Commission	September 11, 2015

beneficial terms. The Company refinanced $7 billion, $7 billion and $9 billion of debt, during 2012, 2013 and 2014, respectively, which the Company believes is the maximum amount that was reasonably eligible for such a refinancing based on its debt level, call rights and market conditions. As a result, the Company concluded that the maximum error relating to this deficiency in 2012, 2013 and 2014 is the actual amounts of the errors discussed in Note 6: Borrowings in the audited financial statements included in the Registration Statement (i.e., the total change in Net Loss Attributable to First Data Corporation associated with these errors was $35 million in 2012, $83 million in 2013 and $0 million in 2014). The Company’s rationale for the conclusion that these amounts were not material is included in the SAB 99 discussion below.

•	Tell us whether you evaluated if there were any deficiencies in your monitoring or risk assessment controls and processes as a result of the errors, and if so, how you evaluated the severity of those deficiencies.

The Company did not have any monitoring or risk assessment controls specifically relating to debt refinancings during the periods described above. After the changes to the Accounting Policy Group described below, such controls have been added.

•	Tell us of any changes or improvements in your internal controls over financial reporting you made or plan to make as a result of your detecting the errors.

As noted above, in 2014 the Company hired new team members who are certified pubic accounts with extensive technical accounting experience and the Account Policy Group was relocated from Denver to Atlanta. One of those team members, who is a certified public accountant with public accounting experience and 15 years of industry experience leading financial reporting and technical accounting functions, most recently with a Global Fortune 120 company, was appointed Chief Accounting Officer in December 2014. Furthermore, in preparation for the public equity offering contemplated by the Registration Statement, since the beginning of 2014 the Accounting Policy Group has increased by 40% and engaged a Big Four firm to assist with complex accounting topics.

The Company also implemented a monitoring control whereby the Chief Accounting Officer officially reviews and approves significant debt transactions (those with a potential income statement impact of $25 million or greater).

In addition, please explain further how you considered both quantitative and qualitative factors in concluding the errors were not material to all periods. Refer to SAB 99 for guidance.

Securities and Exchange Commission	September 11, 2015

The Company does not believe the errors for 2012, 2013 and 2014 are material pursuant to the guidance outlined in SAB 99 and 108 and ASC 250. The following summarizes the Company’s analysis in accordance with SAB 99 and 108 and ASC 250.

Quantitative Factors

The Company believes the judgment of a reasonable person would not have been changed by the inclusion or correction of the errors, based on the following:

•	The errors had no impact on revenue, operating expenses or operating income in any period. Net Loss Attributable to First Data was impacted in 2012 by 4.9% and in 2013 by 9.6% (there was no impact in 2014 as further described below).

•	The Company does not believe that a 4.9% or a 9.6% impact to Net Loss Attributable to First Data is material to its overall business which had revenue of $10.7 billion and $10.8 billion in 2012 and 2013, respectively (the error in Net Loss Attributable to First Data represents less than 1.0% of revenues for 2012 and 2013).

•	The Company’s Net Loss Attributable to First Data has fluctuated widely over the past three years (2012 - $736 million; 2013 - $952 million; 2014 - $458 million) and the error relates to extinguishment of debt, which is generally excluded by financial statement users in their assessment of the operating performance of the Company.

•	There were no changes to balance sheet accounts greater than 1%.

•	The changes to the statements of cash flows were not significant. The Company reviewed the effects of the adjustments on its consolidated statement of cash flows for 2012, 2013 and 2014. The errors resulted in a reclassification from cash provided by operating activities to cash used in financing activities, with no change in cash. The Company does not believe the percentage impact to cash provided by operating activities or used in financing activities would be material to a reasonable financial statement user based on the qualitative assessment below.

Qualitative Factors

As part of its qualitative assessment, the Company reviewed the following:

•	Management’s primary measure of financial performance is Adjusted EBITDA, which was not affected by this error.

•	The misstatement does not mask a change in earnings or other trends.

Securities and Exchange Commission	September 11, 2015

•	The misstatement does not affect a segment or other portion of the Company’s business that has been identified as playing a significant role in operations or profitability (i.e. this is finance related and the error does not impact the core operations of the Company).

•	The misstatement would not have changed a loss into income or vice versa in any relevant period.

•	The misstatement does not have a significant impact on other information accompanying the financial statements such as management’s discussion and analysis of the Company’s segments.

•	The Company does not believe this misstatement would have affected the Company’s financing rates as its lenders focus primarily on cash flows, Adjusted EBITDA, debt covenant compliance, and debt levels.

•	The errors would have no effect on management’s compensation during the period of the misstatement as the Company’s annual bonus is determined by reference to Adjusted EBITDA.

•	The misstatement did not involve concealment of an unlawful transaction.

After performing the quantitative and qualitative materiality assessment above, the Company assessed the materiality of the misstatements and concluded that the errors should not be viewed as important or otherwise influence the judgment of a reasonable investor relying on any of the previously issued financial statements. The Company believes a reasonable person who was considering investing, or has invested in the Company, would focus on the Company’s ability to grow its core operations and generate revenues, and make interest and debt payments, none of which is impacted by these misstatements. The Company believes that the misstatements do not change the overall characterization of the Company’s operating results in any of the identified periods and does not believe that the nature of these errors related to accounting for fees for debt refinancings would impact the investment decisions of current or prospective securityholders, nor would they change a reasonable person’s perception of the Company or overall assessment of the Company’s financial health or performance in any of the affected periods.

Because the errors in previously issued financial statements are not material under the “Rollover” method, the Company reviewed the impact of correcting the errors in the impacted periods. The Company believes the cumulative impact of the correction of the errors would have been significant to the quarter ended September 30, 2015 under the “Iron Curtain” method, as contemplated in SAB No. 108. Accordingly, in accordance with ASC 250, the Company revised its previously issued financial statements to correct the effect of these errors.

Securities and Exchange Commission	September 11, 2015

Notes to the Consolidated Financial Statements

Note 6: Borrowings, page F-26

6.	We note your response to prior comment 26. Please tell us why the adjustments to 2014 contain a reclassification between loss on debt extinguishment and interest expense but there is no impact on net income.

As disclosed in Note 6: Borrowings in the audited financial statements included in the Registration Statement, the Company determined that it incorrectly accounted for certain debt transactions in 2012 through 2014. The correction of these errors resulted in an incremental loss on extinguishments of $56 million, $79 million and $14 million in 2012, 2013 and 2014, respectively. The loss on extinguishments included write-off of debt financing costs, which were previously being amortized to interest expense over the remaining term of the respective debt. The correction of these errors resulted in a reduction of interest expense of $2 million, $14 million, and $14 million in 2012, 2013 and 2014, respectively related to amortization of debt issuance costs. It was a coincidence that the increase in loss on extinguishments and reduction of interest expense netted to zero in 2014.

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Please do not hesitate to call me at (212) 455-2812 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Richard Fenyes
Richard Fenyes

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